SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 005-47757

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BEARD GROUP 401(k) PLAN

5600 N. May Ave., Suite 320

Oklahoma City, Oklahoma 73112

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BEARD COMPANY

5600 N. May Ave., Suite 320

Oklahoma City, Oklahoma 73112

THE BEARD GROUP 401(k) PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

THE BEARD GROUP 401(k) PLAN

FINANCIAL STATEMENTS

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits

as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits

for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule of Assets (Held at End of Year)
as of December 31, 2007	9

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan’s Administrative Committee

The Beard Group 401(k) Plan

Oklahoma City, Oklahoma

We have audited the accompanying statements of net assets available for benefits of The Beard Group 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of The Beard Group 401(k) Plan as of December 31, 2007 and 2006, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oklahoma City, Oklahoma

June 25, 2008

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE BEARD GROUP 401(k) PLAN
	December 31
	2007	2006
Investments, at fair value:
Short-term investment funds	$ 174,633	$ 154,365
Mutual funds	943,344	894,523
Common stock	190,958	347,749
Real estate	333,772	344,121
Participant loans	61,584	89,863
Total investments, at fair value	1,704,291	1,830,621

Cash	-	2,739
Accrued other income	1,809	1,168

NET ASSETS AVAILABLE FOR BENEFITS	$ 1,706,100	$ 1,834,528

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE BEARD GROUP 401(k) PLAN
	Year Ended
	December 31
	2007	2006
ADDITIONS
Investment income:
Interest and dividends	$ 65,827	$ 49,530
Net realized and unrealized appreciation
(depreciation) on investments:
Common stock	(158,921)	(116,613)
Mutual funds	4,748	79,314
Real estate	(10,348)	146,574
Other	40,330	437
	(58,364)	159,242

Contributions:
Employees	39,623	47,139

	(18,741)	206,381

DEDUCTIONS
Benefits paid to participants	86,329	324,905
Other	23,358	36,952

	109,687	361,857

NET DECREASE	(128,428)	(155,476)

NET ASSETS AVAILABLE FOR BENEFITS
AT BEGINNING OF YEAR	1,834,528	1,990,004

NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$ 1,706,100	$ 1,834,528

See notes to financial statements.

THE BEARD GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

December 31, 2007 and 2006

(1)	DESCRIPTION OF THE PLAN

The following description of The Beard Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan sponsored by The Beard Company and its subsidiaries and affiliates (the “Company”), covering all employees who have completed one year of service, as defined in the Plan agreement, and are age 21 years or older. The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Investment Options

The 401(k) provisions of the Plan allow participants to make voluntary “savings” contributions from 1% to 50% of compensation, up to the maximum allowed by the Internal Revenue Service ($15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively), with the Company matching 100% of each participant’s contribution, up to 5% of the participant’s annual compensation. In order to improve its liquidity and conserve working capital, the Company suspended all matching contributions effective July 16, 2002. It is the Company’s intent to reinstate the match when future conditions permit; however, no definitive date exists for such reinstatement.

Plan participants age 50 and older were eligible to make a catch-up contribution of an additional $5,000 to the Plan. Participants eligible to make the catch-up contributions may do so only after making the total elective deferral contributions of the lesser of 50% of their compensation or the maximum allowed by the Internal Revenue Service.

The Plan’s assets primarily consist of participant-directed investment funds. Participants can transfer among the participant-directed investment funds. Investment options include six equity securities mutual funds, a fixed income mutual fund, a short-term investment fund, and the Company’s common stock (“Stock Fund”). Nonparticipant-directed assets are composed of interests in various real estate partnerships, which were the assets of the previous profit-sharing portion of the Plan.

THE BEARD GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

December 31, 2007 and 2006

(1)    DESCRIPTION OF THE PLAN, CONTINUED

Participant Accounts

The Company’s 401(k) matching contributions and Plan earnings or losses are credited to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

Benefits owed to participants under the Plan are limited to the participant’s total 401(k) contributions, earnings, and vested interest in the Company’s 401(k) matching contributions.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are to be applied to reduce future Company matching contributions.

Benefits and Vesting

Participants may receive the vested portion of their account balance upon reaching normal retirement, upon termination, or in the event of death or permanent disability. Payments to participants may be in the form of a lump sum or substantially equal periodic payments. The minimum cash-out limit is $1,000.

Employer contributions and related investment gains or losses become vested with participants under the following schedule:

Years of Service	Vested Percentage

Less than 2 years	0%
2 or more but less than 3 years	20%
3 or more but less than 4 years	40%
4 or more but less than 5 years	60%
5 or more but less than 6 years	80%
6 years or more	100%

In addition, contributions become fully vested upon normal retirement at age 65, death, or permanent disability. Participant contributions and amounts received as a rollover from a predecessor plan and related earnings are fully vested at all times.

THE BEARD GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

December 31, 2007 and 2006

(1)    DESCRIPTION OF THE PLAN, CONTINUED

Plan Termination

Although the Company has not expressed the intent to terminate the Plan, it may do so at any time, subject to provisions of ERISA. Aggregate vested benefits are limited to the Plan’s net assets.

Loans to Participants

Participants may borrow up to 50% of their vested balance, but such loans may not be less than $1,000 or greater than $50,000. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans. The terms of the loans may not exceed 5 years, except for loans used for the purpose of acquiring a participant’s principal residence, which may be for a period of up to 15 years. Loans are generally repaid by monthly payroll deductions from a participant’s wages.

Investment Management and Custody

Custody of the Plan’s assets is maintained by InvesTrust, N.A., under the terms of a trust agreement between the Plan and InvesTrust, N.A. entered into effective January 1, 2001. Under the terms of the agreement, InvesTrust, N.A. has custody of the Plan’s assets in trust funds maintained on behalf of the Plan.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Investments

The short-term investment fund is valued at cost, which approximates market. Investments in mutual funds and common stocks are stated at fair value, which is determined based on quotations obtained from national securities exchanges. Investments in real estate are stated at estimated fair values determined by the Plan’s Administrative Committee, using information obtained from independent appraisals or the operators of the properties. Investments in participant loans are stated at fair value, which approximates the outstanding loan balance. Investment transactions are recognized on the trade date. Dividends are recorded on the ex-dividend date.

THE BEARD GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

December 31, 2007 and 2006

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual amounts could differ from those estimates.

Administrative and Other Costs

Trust fees connected with participants’ balances are paid from Plan assets. During the years ended December 31, 2007 and 2006, all other Plan fees and expenses connected with providing administrative services by external service providers are also paid from Plan assets. Certain administrative functions are performed by the officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(3)	INVESTMENTS AND TRUSTEE CERTIFICATION

The following investments at fair value represent 5% or more of the net assets of the Plan at December 31:

	2007		2006

AIM Short-Term Prime	$ 174,633	(a)	$ 154,365	(a)
Dodge & Cox Stock Fund #145	234,352		249,034
The Beard Company Stock	190,958	(b)	347,749	(b)
Morgan Stanley Small Co. Growth	154,138		162,257
Montag & Caldwell Growth Fund	-	(d)	207,622
Brandywine Blue Fund	229,398		-	(d)
Keeley Small Cap Value Fund	136,453		129,471
AIM International Fund	119,940		-	(d)
Dallas/Fort Worth SH-121, Limited Partnership	271,784	(c)	226,383	(c)
Dallas/Fort Worth North, Limited Partnership	-	(d)	117,738	(c)

(a)	The balance at December 31, 2007 and 2006, included $142,455 and $107,795, respectively, that was nonparticipant directed.
(b)	This represents common stock of the Company, which represents a party-in-interest transaction as defined by ERISA.
(c)	Nonparticipant directed.
(d)	Not in excess of 5% of net assets at applicable year-end.

THE BEARD GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

December 31, 2007 and 2006

(4)	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in plan net assets relating to the nonparticipant-directed investments as of and for the years ended December 31 is as follows:

	2007	2006

Net assets:
Short-term investments	$ 142,455	$ 107,795
Real estate partnerships	333,772	344,121

	$ 476,227	$ 451,916

Changes in net assets:
Net assets, beginning of year	$ 451,916	$ 561,232
Net realized and unrealized appreciation (depreciation) on investments	24,311	(109,316)

Net assets, end of year	$ 476,227	$ 451,916

(5)	TAXABLE STATUS OF THE PLAN

The Plan obtained its latest determination letter on May 21, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements

THE BEARD GROUP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

December 31, 2007 and 2006

(6) RISKS AND UNCERTAINTIES

The Company’s auditors included a going concern paragraph in their Independent Auditors’ Report on the Company’s financial statements for the year ended December 31, 2007. Through June 25, 2008 the Company was still in full operation. However, should the Company continue to incur recurring losses and negative cash flows from its operations, it could have a significant impact on the value of the Company’s stock included as part of the Plan’s investment assets.

THE BEARD GROUP 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Schedule H (Form 5500), Part IV, Page 4, Item 4i, Schedule of Assets Held For Investment
Purposes At End Of Year, Employer Number --73-0970298, Plan Number -- 001

		(c)
	(b)	Description of investment including		(e)
	Identity of Issuer, Borrowers, and	maturity dates, rate of interest,	(d)	Current
(a)	Lessors, or Similar Party	collateral, par or maturity value	Cost	Value

	AIM Short-Term Prime	Money Market Mutual Fund	#	$ 174,633
	AIM International Fund	Mutual Fund	#	119,940
	Dodge & Cox Stock Fund #145	Mutual Fund	#	234,352
	Keeley Small Cap Value Fund	Mutual Fund	#	136,453
	Banco Bilbao Vizcaya Argenteria	Mutual Fund	#	16,975
	Morgan Stanley Small Co. Growth	Mutual Fund	#	154,138
	Brandywine Blue Fund	Mutual Fund	#	229,398
	Vanguard Total Bond Market Fund	Mutual Fund	#	52,088
				1,117,977

*	The Beard Company	Common Stock	#	190,958

	Real Estate:
	Dallas/Ft. Worth North, LP	Limited Partnership	75,596	61,988
	Dallas/Ft. Worth SH-121, LP	Limited Partnership	157,883	271,784
				333,772

*	Participant Loans	Loans ranging from 1 to 5 year
		maturities, with interest rates
		from 4.96% to 9.25%	N/A	61,584

				$ 1,704,291

*	A party-in-interest as defined by ERISA
#	Cost information is not required for participant-directed 401(k) plans.

SIGNATURES

THE BEARD GROUP 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BEARD GROUP 401(K) PLAN

By: INVESTRUST, N.A., Trustee

Date: June 30, 2008	By /s/ C.A. Hartwig
C.A. Hartwig Vice President